Exhibit 99.3

Form of Proxy - Annual General Meeting to be held on Tuesday, May 11, 2021 Cont r ol Numbe r : 123456789012345 01PP6C F old If you vote by the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management Nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by the Internet, you will need to provide your CONTROL NUMBER listed in the grey bar above. To Vote Using the Internet To Receive Documents Electronically • Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now. • You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com. This Form of Proxy is solicited by and on behalf of Management. Notes to proxy 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof . If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse) . You may appoint more than one proxyholder in respect of different parts of your shareholding(s) . If you wish to do this, please copy this proxy form as many times as necessary and complete as appropriate . 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The securities represented by this proxy will be voted as directed by the holder; however, if such a direction is not made in respect of any matter, this proxy, if given in favour of the Management Nominees, will be voted as recommended by Management. 6. The securities represented by this proxy will be voted for or voted against or abstained in respect of each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. Note that an ‘Abstain’ is not a vote in law and will not be counted in the calculation of the proportion of votes ‘For’ and ‘Against’ a resolution. 7. This proxy confers discretionary authority in respect of amendments or variations to the matters identified in the Notice of Meeting or other matters that may properly come before the Fold meeting or any adjournment or postponement thereof. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. Proxies submitted must be received by 9:00 a.m. (UK time) on Friday, May 7, 2021. VOTE USING THE INTERNET 24 HOURS A DAY 7 DAYS A WEEK! Mr A Sample Designation (if any) Add1 Add 2 add 3 add 4 add 5 add 6 Security Class 123 Holder Account Number C1234567890 XXX 000001 CPUQC01.E.INT/000001/i1234

F old F old If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist. C M C L 314770 X X X X A R 1 01PP7A Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail. Annual Financial Statements – Mark this box if you would like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail. Authorised Signature(s) – This section must be completed for your instructions to be executed. I/We authorise you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting . If no voting instructions are indicated above, this Proxy, if given in favour of Management Nominees, will be voted as recommended by Management . MM / DD / YY D a te Sign a tu r e(s) (a) Leigh A. Wilson For Against Abstain (d) John Kelly (b) Steven Curtis (e) Johan Holtzhausen (c) Mark Learmonth (f) John McGloin 2. Appointment of Auditor To reappoint BDO South Africa Inc as the auditor of the Company for the ensuing year and authorise the directors to fix its remuneration. For Against Abstain (g) Geralda Wildschutt For Against Abstain (a) Johan Holtzhausen For 3. Election of Audit Committee Members Against Abstain (b) John Kelly (c) John McGloin For Against Abstain For Against Abstain For Against Abstain as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of shareholders of the Company to be held at Radisson Blu Waterfront Hotel, Rue de l’ Etau, St Helier, Jersey JE2 3WF, Channel Islands on Tuesday, May 11, 2021 at 9:00 a.m. (UK time) and at any adjournment or postponement thereof. VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES. ORDINARY RESOLUTIONS 1. Election of Directors Appointment of Proxyholder I/We, being holder(s) of shares in Caledonia Mining Corporation Plc (the “Company”) hereby appoint: Steven Roy Curtis, CEO, or failing him, Mark Learmonth, CFO, or failing him, Adam Chester, General Counsel (“Management Nominees”) OR (g) Nick Clarke C1234567890 XXX 123 Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein MR SAM SAMPLE 999999999999